Exhibit 99.1

Triple P Press release Triple P to deregister its common shares

PRESS RELEASE

TRIPLE P TO DEREGISTER ITS COMMON SHARES

October 7, 2005 - Vianen, The Netherlands. Triple P N.V. (Other OTC: TPPPF), announced that it intends to file a Form 15 with the Securities and Exchange Commission (the “SEC”) next week in order to terminate the registration of its common shares under the Securities Exchange Act of 1934 and suspend its reporting obligations under the Exchange Act.  The Company expects the deregistration to become effective 90 days after filing the Form 15. Upon the filing of the Form 15, the Company’s obligations to file periodic reports with the SEC will be suspended.

“Given the current distribution of shareholders,” said Fezi Khaleghi Yazdi, Triple P President and CEO, “we felt it was in the best interests of all of our shareholders to deregister the common shares.  This will save the Company significant accounting and legal costs in connection with filing periodic reports with the SEC and otherwise complying with the obligations of being a public company. Additionally deregistration will enable management to focus more of its attention on growing our business.”

The Company will continue to hold annual meetings and to provide its shareholders with financial information and reports as required by applicable Dutch laws and regulations.

The Company anticipates that its common shares will continue to trade over-the-counter (sometimes known as the “Pink Sheets”) following its Form 15 filing, to the extent market makers determine to make a market in its shares. However, the Company can provide no assurance that trading in its common shares will continue.

© Triple P 2005	Contact
Triple P NV
PO-box 245
4130 EE Vianen
The Netherlands

Phone: + 31 347 353650
Fax: + 31 347 353666
e-Mail: info@triple-p.nl
www.triple-p.nl

About Triple P

Triple P (Other OTC: TPPPF) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results.  The three p’s – people, performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations, including its intention to deregister its common shares and the potential market for its common shares after deregistration.  Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements.  Actual results may differ materially due to a number of factors which include, but are not limited to:  the decision of market makers and overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; the total amount of severance and other costs needed to complete the Company’s restructuring plans and fierce competition.  For a more thorough discussion of these risks and uncertainties, see the Company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.